[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

MARGUERITE C. BATEMAN
DIRECT LINE: 202.383.0107
E-mail: marguerite.bateman@sablaw.com

February 7, 2008

Sonny Oh, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington, DC 20549-4720

Re:      MLIG Variable Insurance Trust; File No. 811-21038

Dear Mr. Oh:

     On January 29, 2008 you provided comments by telephone to Cynthia R. Beyea and me on two preliminary information statements (the “Information Statements” and each an “Information Statement”) filed by the MLIG Variable Insurance Trust (the “Trust”). On behalf of the Trust, set forth below are the Trust’s responses to your comments. As we discussed, unless otherwise noted, your comments and, thus our responses, apply to both filings.

Comment:

1.	If appropriate, add language regarding “householding” of documents.

Response:

     This language has not been added to the Information Statements because the Trust does not currently combine mailings for members of the same household.

Comment:

2.	Please make sure that all defined terms are used consistently in the Information Statements.

Response:

The Information Statements have been revised to ensure that defined terms are used consistently throughout.

Sonny Oh, Esq.
U.S. Securities and Exchange Commission

Comment:

3.	Please provide the disclosure required by Item 22(c)(1)(i) of Schedule 14A.

Response:

Each Information Statement has been revised to indicate that the New Agreement is dated November 13, 2007 and that the Old Agreement was approved by the original shareholder of the Portfolio on July 1, 2002.

Comment:

4.	Please update any information that is required to be updated by Schedule 14A.

Response:

     As each New Agreement is dated November 13, 2007, the information in the Information Statements is current as of that date.

Comment:

5.	Please verify that all of the information required by Item 22(c)(2) of Schedule 14A is contained in Appendix A of each Information Statement.

Response:

Additional information has been added to Appendix A of each Information Statement.

Comment:

6.	Please confirm that each factor in Item 22(c)(11) of Schedule 14A has been discussed in the Information Statements.

Response:

The Trust believes that it has provided the disclosure required by Item 22(c)(11).

Comment:

7.	For the Information Statement for the Roszel/NWQ Small Cap Value Portfolio only, please confirm that the information required by Item 22(c)(13)(ii) of Schedule 14A has been provided.

Sonny Oh, Esq.
U.S. Securities and Exchange Commission

Response:

The Trust believes that it has provided the disclosure required by Item 22(c)(13)(ii).

Comment:

8.	If necessary, please add to the Information Statements the disclosure required by Items 22(c)(5), (6), (7), and (14) of Schedule 14A.

Response:

The information required by Item 22(c)(5) has been added to the Information Statements. The Trust has no information to disclose pursuant to Items 22(c)(6), (7), and (14).

Comment:

9.	Please provide a response letter to the comments and include a letter from the Trust acknowledging its responsibility for the content of the Information Statements.

Response:

The requested letter is attached and, along with this letter, it will be filed via EDGAR as correspondence.

*      *       *

     We very much appreciate your attention to this matter, and we hope the foregoing is responsive to your comments. Please do not hesitate to call the undersigned at the above number if you have any questions.

Sincerely,

/s/ Marguerite Bateman
Marguerite Bateman

Enclosure

cc:    Barry G. Skolnick, Esq.
         Kirsty Lieberman, Esq.